Supplemental Proxy Information (unaudited)




The Company had a special meeting of shareholders on 20th June, 2001. The following is a description of the matter presented to shareholders for approval and the results of the voting.

1. To approve the investment advisory contract between the Fund and Global Asset Management (USA) Inc. (GAM USA).


Series				For		Against		Abstain

GAM American Focus Fund 	1,148,535	33,561		35,162